Filed by Omniture, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Visual Sciences, Inc.
Commission File No.: 000-31613
The following is a transcript of a conference call hosted by Omniture, Inc. on October 30, 2007 at approximately 5:00pm Eastern time.

FINAL TRANSCRIPT OMTR — Q3 2007 OMNITURE INC Earnings Conference Call Event Date/Time: Oct. 30. 2007 / 5:00PM ET www.streetevents.com Contact Us © 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Oct. 30. 2007 / 5:00PM, OMTR - Q3 2007 OMNITURE INC Earnings Conference Call

CORPORATE PARTICIPANTS

Mike Beckstead
Omniture, Inc. - Senior Manager - IR

Josh James
Omniture, Inc. - CEO

Mike Herring
Omniture, Inc. - CFO, EVP

CONFERENCE CALL PARTICIPANTS

Thomas Ernst
Deutsche Bank - Analyst

Imran Khan
JPMorgan - Analyst

Atul Bagga
ThinkEquity Partners - Analyst

Rich Baldry
Canaccord Adams - Analyst

Jason Maynard
Credit Suisse - Analyst

Robert Breza
RBC Capital Markets - Analyst

Hagit Reindel
Jefferies & Co. - Analyst

Brent Thill
Citigroup - Analyst

Keith Weiss
Morgan Stanley - Analyst

Patrick Walravens
JMP Securities - Analyst

Maurice McKenzie
Signal Hill - Analyst

David Hilal
Friedman, Billings, Ramsey and Co. - Analyst

Jack Miller
Robert W. Baird - Analyst

Derrick Wood
Pacific Growth Equities - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Third Quarter 2007 Omniture Results Conference Call. At this time, all participants are in a listen-only mode. We will conduct a question-and-answer session towards the end of this conference.

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© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

F I N A L T R A N S C R I P T Oct. 30. 2007 / 5:00PM, OMTR — Q3 2007 OMNITURE INC Earnings Conference Call (OPERATOR INSTRUCTIONS) As a reminder, this conference is being recorded for replay purposes. I would now like to turn the call over to Mr. Mike Beckstead. Please proceed, sir. Mike Beckstead — Omniture, Inc. — Senior Manager — IR Good afternoon, and thank you for joining us today. This is Mike Beckstead, Senior Manger of Investor Relations at Omniture. And joining me today are Mr. Josh James, our Chief Executive Officer and Co-founder, and Mr. Mike Herring, our Chief Financial Officer. During the call today, we will discuss Omniture’s financial results for the third quarter ended September 30, 2007. By now, you should have a copy of our press release announcing our third quarter financial results. If you would like a copy of the press release, please visit our website at www.omtr.com. Please note that we will be referencing both GAAP and non-GAAP financial measures and wish to note that GAAP reconciliation information is provided in the press release and on our website. Also, we wish to emphasize that some of the information discussed during this call, particularly information regarding the completion of our proposed acquisitions of Offermatica and Visual Sciences; the expected benefits or impact of our proposed acquisitions for us; our customers and strategic partners; our integration plans, with respect to the acquired products and businesses; our revenue and operating profit targets, including expectations concerning GAAP and non-GAAP revenue and revenue growth, GAAP and non-GAAP net income, and net loss, and adjusted EDITDA; business strategy; customer demand; market observations and future product plans; are based on information available as of today, October 30, 2007. We believe that some of the statements we will make on today’s call, including statements about the expectations I just mentioned, may constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. Accordingly, we will wish to caution you that such statements are just predictions based on current expectations and assumptions regarding future events and business performance and involve risks and uncertainties that could cause actual results to differ materially. We refer you to the reports that the Company files from time to time with the U.S. Securities and Exchange Commission, which are available on our website and contain and identify important factors that could cause the actual results to differ materially from those contained in our projections or other forward-looking statements. Omniture undertakes no duty to update any forward-looking statements to conform the statements to actual results or changes in the Company’s expectations. Also, please be aware that Omniture intends to file with the SEC a registration statement on Form S4 which includes joint proxy statement, prospectus of Omniture and Visual Sciences and other relevant materials in connection with its proposed acquisition of Visual Sciences. The joint proxy statement, prospectus will be mailed to shareholders of Omniture and Visual Sciences. Investors and security holders of Omniture and Visual Sciences are urged to read the joint proxy statement, prospectus and other relevant materials when they become available because they will contain important information about Omniture, Visual Sciences and the proposed transaction. The joint proxy statement, prospectus and other relevant materials when they become available and any other documents filed by Omniture or Visual Sciences with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. I would also like to mention that pertinent information related specifically to the proposed acquisition will also be available on Omniture’s webs ite at www.omniture.com. Following prepared remarks from Mr. James and Mr. Herring, we will open up the call for Q&A. Let me now turn the call over to our CEO, Mr. Josh James. Go ahead, Josh. www.streetevents.com Contact Us 2 © 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

F I N A L T R A N S C R I P T Oct. 30. 2007 / 5:00PM, OMTR — Q3 2007 OMNITURE INC Earnings Conference Call Josh James — Omniture, Inc. — CEO Thank you, [Sherman]. Good afternoon everyone and thank you for joining us. Since our second quarter earnings call, we have shared several exciting developments that highlight our ever-increasing opportunity and our leadership momentum in the marketplace. The most recent of these was our proposed acquisition of Visual Sciences. As we discussed in our call last week, this acquisition is compelling and important at this time for three main reasons. Number one, it creates the opportunity to sell a richer solution set to over 4,000 customers. Number two, this transaction is expected to be accretive to earnings immediately after closing. And number three, it creates the ability to use the incremental gross margin and increased efficiency to invest more aggressively in the research and development and sales organizations that drive the success of Omniture. The second significant development is our proposed acquisition of Offermatica, the leading on-demand provider of A/B testing and multivariate testing solutions. The combination of Offermatica’s testing platform with Omniture’s leading Web analytics and onsite behavioral targeting capabilities from our Touch Clarity acquisition creates the industry’s first and only integrated site optimization suite. Now, when a Web visitor clicks on a keyword in a search engine, our customers can give them a customized, even personalized experience from the landing page through the buy process, all because of that original keyword. This allows Omniture to provide marketers with a comprehensive suite of solutions for analyzing, testing and targeting their online marketing investments. The third significant announcement was our relationship with the Walt Disney Internet Group where Omniture’s Online Business Optimization Platform has been selected for the Company’s online properties including ABC.com, Disney.com, DisneyParks.com, ESPN.com and Movies.com. Omniture will provide the Walt Disney Internet Group with comprehensive capabilities that include Omniture SiteCatalyst, Omniture Discover and Omniture SearchCenter. We are very grateful to have participated in Disney’s vendor evaluation and selection process, a process that spanned several quarters and involved piling of Omniture’s suite on a number of Disney’s online properties. This intense and incredibly thorough evaluation process provided Omniture with the opportunity to demonstrate why our solution commands a premium in the market. We are extremely pleased that Walt Disney Internet Group chose to upgrade to Omniture’s Online Business Optimization Platform. These types of announcements have been indicative of our momentum and leadership and this has also translated into financial results. Q3 was another outstanding quarter for Omniture as we continued to execute well in all major areas of the business. Financially, we are pleased to report our fifth consecutive of non-GAAP profitability and yet another quarter of record revenue. Revenues for the third quarter were $37.4 million on a GAAP basis and $37.8 million on a non-GAAP basis, which as we mentioned in our call last week, exceeds the high of our guidance range. This translates into 78% year-over-year revenue growth on a GAAP basis and 80% year-over-year revenue growth on a non-GAAP basis. Given the third quarter is traditionally a soft quarter in this market, we are encouraged that these results the market is growing at a rapid pace and Omniture remains well positioned as we continue to invest heavily in industry leading solutions and the support infrastructure necessary to help our clients successfully drive key decisions about their online business. In Q3, we measured over 560 billion transactions and added another 240 customers, bringing our total to nearly 2,700 customers. Some of our notable domestic customer additions include Backcountry.com, Jewelry Television, Multiply, National Hockey League, Operation Smile, Pittsburgh Post-Gazette, RealNetworks, Samsung USA, and The Seattle Times Company, and of course, Disney. www.streetevents.com Contact Us 3 © 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

F I N A L T R A N S C R I P T Oct. 30. 2007 / 5:00PM, OMTR — Q3 2007 OMNITURE INC Earnings Conference Call In addition to the strong performance by our domestic business, our international business also continued to improve during the quarter. International revenues accounted for 27% of total revenues during the quarter. This is up from 26% last quarter and up from only 17% recorded for the same period a year ago. I also want to highlight that while we have not disclosed any specific numbers, we continue to be pleased with the migration process of the Instadia customer base and are seeing the majority of Instadia’s revenues migrate over to the Omniture platform. Some of the notable international customer additions include Barclays Bank, BAUR Versand, FNAC Direct, Germanwings, Halifax, Hutchison 3G Australia, Resona Bank, Saitama Bank, Scandic Hotels, SevenOne Intermedia, Standard Chartered Bank, Swiss Interhome, The Financial Times, Virgin Vie At Home, and Vodafone. We recognize that all of these customers are making a significant investment when they select Omniture’s platform for measuring, optimizing, and automating their online business. We take this investment seriously and continue to work tirelessly to help our customers be successful in their current initiatives as well as those from the horizon. We believe the Visual Sciences and Offermatica acquisitions are right investments at the right time and demonstrate our industry leadership, vision and commitment to our long-term position in the market. The first of these acquisitions, Offermatica, represents a strategic technology acquisition that provides functionality, we believe that was critical to the Omniture suite of products. We believe Offermatica solution is by far the best solution in the industry and an excellent entry point for those customers that want to begin testing with the crawl before they walk or run mentality. This allows Omniture to capture that relationship and deliver more and more value as the customer advances to one of the testing and targeting spectrum where we have additional high value products such Touch Clarity. We remain very enthusiastic about the integration of Offermatica into Omniture’s optimization suite and expect this acquisition to close in the fourth quarter. The second acquisition, which we just announced last week, is Visual Sciences. The Visual Sciences acquisition falls into the category of domestic consolidation and is therefore a financial transaction that must be justified purely based on financial analysis. We believe this financial analysis fully supports this acquisition and on top of the financial benefits, there are also other benefits such advanced technology that can potentially enhance our overall offering. I want to emphasize that Omniture’s plans that continue to HBX and ensure customers of the HBX solution are happy. Not only the current HBX customers, but also the customers who sign up for HBX from now until closing. As we have reiterated over time, one of the things we like about this business is that it is a service-driven business, not just sales. As a result, we have an ongoing relationship with our customers, which is very important to us. And therefore, we are going to aggressively stride to do what makes sense for these customers. We know that some customers will want months and perhaps years to migrate. And we are going to provide a compelling upgrade path along with leveraging both code bases to provide extremely simple integration. Additionally, the Visual Sciences Platform 5 is a technology that Omniture intends to continue to invest in, both onsite and on-demand versions. The current development team for this product will continue to drive it forward. Further information regarding the feature (inaudible) for products will determined after comprehensive planning and feedback from both customers and partners. Our proposed acquisition of Visual Sciences represen ts the fourth time Omniture has acquired a customer base of a competitive product, and we believe — we believe we understand how to make this process straightforward for customers and paramount is putting the needs of those customers first, and letting increased functionality of the combined offering, drive the pool of migration from the side of the customer. We believe this strategy has been successful in the past and it is what we are pursuing here. www.streetevents.com Contact Us 4 © 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

F I N A L T R A N S C R I P T Oct. 30. 2007 / 5:00PM, OMTR — Q3 2007 OMNITURE INC Earnings Conference Call In addition to these acquisitions, Omniture continues to heavily invest in its own product. And during Q3, we announced two versions of SearchCenter, versions 2.5 and 2.6, that further enhance our ability through enterprise customers with numbers of key words as well as language support for Spanish and Korean. SearchCenter continues to see increased adoption with well over 500 customers, easing the solution to manage key words across search engines such Google, Yahoo and MSN. In Q3, we released Genesis 2.0 platform addition, which gives partners a more automated integration with Genesis data and is now being used by 17 of the industry’s leading platform partners, with authorized implementations including Acumium, Amazon Enterprise Solutions, ChannelNet, Fry, GSI Commerce, MarketLive, Motricity, Novator, Saxotech, TIG Global, Truition, Vcommerce and many others. Our Genesis network continues to grow and now includes over 80 partners. We are also pleased with the development efforts with Touch Clarity, having at least two new versions during the quarter, version 6.5 and 6.6, to drive deeper integration of the behavioral targeting capabilities within the SiteCatalyst product suite. Our network infrastructure now includes over 9,200 servers and seven data centers around the globe, providing enterprise class uptime and security in one of the largest on demand service installations in the world. This infrastructure provides scalability to meet the demands of many of the largest online businesses on the Web, measuring and optimizing over 560 billion transactions last quarter. In Q3, the industry recognized Omniture in several awards including the ClickZ Interactive Marketing Excellence Award for Web Metrics. Omniture won this award after being selected ClickZ readers, contributing writers and experts from leading digital marketing agencies. Omniture was also recognized for revenue growth by Software Magazine and the Deloitte Technology Fast 500. We are ranked number 210 in the Software 500 list of the world’s largest growing software and service providers. This was the fourth consecutive year that Omniture has advanced on the Software 500 list and we are ranked number 82 in the Deloitte Technology Fast 500, the fifth year in a row that we have been included in this list and our highest ranking to-date. In summary, I am pleased with our continued momentum and the strong execution we are delivering across our business. I have never been more optimistic about the market potential for our platform and solutions. We are excited about our recent planned acquisitions and look forward to completing these transactions as quickly as possible so we can continue to bring an industry leading suite of online optimization solutions to the market. Customers continue to reward us with their commitment to our platform and strategy. We recognize the significant investment in us and we are committed to continuing to provide the solutions that drive customer success. I would now like to turn the call over to Mike Herring, our Chief Financial Officer, for a more detailed review of our second quarter financial results — third quarter financial results. Mike Herring — Omniture, Inc. — CFO, EVP Thank you, Josh. As a reminder, the detail behind the GAAP to non-GAAP adjustments and the reconciliation of adjusted EBITDA are available in the supplemental schedules on our IR website, www.omtr.com. The third quarter continued a series of solid quarters for Omniture with record revenues of $37.4 million on a GAAP basis and $37.8 million on a non-GAAP basis, which is 80% growth year-over-year and 11% growth versus the second quarter. The differences between GAAP and non-GAAP revenues are adjustments totaling approximately $400,000 related to the purchase accounting adjustment to deferred revenues recorde d by Instadia and Touch Clarity prior to the acquisition. As Josh indicated earlier, Q3’s record revenues were above the guidance range we provided last quarter, as the business continued to benefit from positive trends, both in the market and within our customer base. www.streetevents.com Contact Us 5 © 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

F I N A L T R A N S C R I P T Oct. 30. 2007 / 5:00PM, OMTR — Q3 2007 OMNITURE INC Earnings Conference Call Specifically related to the third quarter, our product and services revenue continued strong growth in the second quarter with GAAP product revenues for the quarter totaling $34.4 million and non-GAAP product revenues totaling $34.7 million, a 78% increase from the same period a year ago and a 11% increase from the second quarter. This increase was driven by the implementation of strong sales that occurred in the second quarter and higher overall activity levels across our network. Professional services revenue totaled $3 million, consistent with the step function in revenue we saw in the second quarter as our growing professional services organization reached a new level of utilization and absorbed some of the backlog of engagements that we had seen in the first half of 2007. Robust organic growth of our international business and the performance of our team in EMEA bolstered by the acquisitions of two European based companies we made in the first quarter increased international revenues to $10.1 million or 27% of revenues for the quarter compared to $8.8 million and 26% of total revenues in Q2. The $10.1 million of international revenue was an increase of 15% over Q2 and a 177% versus Q3 2006. GAAP gross margin increased to 63% and non-GAAP gross margin was consistent with the first two quarters of 2007 at 67%. Gross margin was impacted by additional investment in the infrastructure to support strong sales [exit] in Q2. The difference between GAAP and non-GAAP gross margins is primarily related to the amortization of intangibles and stock compensation charges for account management and network operations personnel. We believe that we can still achieve the 70% plus non-GAAP product gross margin range that we set for ourselves last year. However, progress going forward will be more gradual and reflective more of scale efficiencies we are able to achieve as we continue to sign customers and expand our network. Service gross margins improved to 42% and 45% on a GAAP and non-GAAP basis respectively as the additional consultants and account managers we hired this year became productive and we were able to meet customer demand. GAAP operating expenses were $26.8 million, up 88% from the same period a year ago and 6% from the prior quarter. Operating expenses on a non-GAAP basis grew 8% over the second quarter and decreased slightly to 61% of revenue from 63% in Q2. Sales and marketing expenses increased 5% over Q2 due to higher commissions from revenue growth and marketing events in the quarter, and decreased from 39% of revenue to 37%. This decrease was larger than we expected due to strong revenue growth and the timing of hires in the quarter. We now have 92 quota bearing sales reps worldwide, up from 81 at the end of Q2. The hire dates were clustered towards the end of the quarter, limiting the expense in Q3. We continue to invest in additional R&D and G&A resources, with R&D increasing slightly to 11% of revenues and G&A decreasing to 13%. Our strong revenue performance continued the recent string of quarters where we achieved better profitability than we expected. We have been and will continue to make operating expenses — operating investments as we experience incremental revenue growth and gross profits. But as most of these investments are in headcount, like for example the hiring of additional quota bearing sale reps, we cannot always hire additional heads as fast as revenue growth. This has been clear in the past few quarters and again in the third quarter despite the fact that we were able to bring on an additional 47 employees including 11 net new quarter quota bearing sales reps. Overall, we ended the quarter with 578 employees, up from 323 a year ago. We recorded a GAAP loss of $0.02 per share versus our guidance of a loss from $0.07 to $0.0 6 per share, and we recorded positive non-GAAP earnings per diluted share of $0.07 versus guidance of $0.04 to $0.05. GAAP to non-GAAP adjustments were primarily comprised to deferred revenue adjustments, stock comp, and amortization of intangibles and were $5.5 million compared to $1.4 million for Q3 ‘06. Adjusted EBITDA for the quarter of $6.1 million was up from the second quarter’s record adjusted EBITDA of $5.1 million and is $1.1 million above the range to which we guided. www.streetevents.com Contact Us 6 © 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

F I N A L T R A N S C R I P T Oct. 30. 2007 / 5:00PM, OMTR — Q3 2007 OMNITURE INC Earnings Conference Call Although we build our guidance based on our expectations in any given quarter, our profitability performance is a direct example of how in a low variable cost business model like our subscription model positive revenue and gross profit variances translate directly to positive variances in earnings numbers. Beyond short term variances, we believe that these financial results also demonstrate the long-term profitability and cash flow generation leverage that can be realized once significant scale has been achieved and investment in growth decreases relative to the overall size of the business. Operating cash flows for the quarter were $5.1 million and adjusted free cash flow defined as operating cash flow less CapEx was $1.2 million. Capital expenditures for the quarter totaled $3.9 million compared to $5.3 million during the first half of 2007. We expect to continue to invest in additional CapEx as we continue to sign additional customers to the Omniture platform and our existing customers utilize more of our products and services as they own businesses grow. In August, we eliminated the $25.4 million obligation we had to the former shareholders of Touch Clarity in connection with the acquisition through the issuance of 836,609 shares of Omniture common stock and a payment of $5.3 million in cash. We had approximately 58.7 million shares outstanding at September 30th, and total cash, cash equivalents, and short-term investments at the end of the quarter totaled $170 million. Now, for a discussion of our revised outlook for the balance of 2007, I want to turn the call back to Josh. Josh James — Omniture, Inc. - CEO Thank you, Mike. The reason we had intended on giving guidance for the balance of the year that included the impact of the Offermatica acquisition, we decided to provide Omniture guidance for the fourth quarter and the rest of 2007 without the impact of Offermatica. And because it may close late in the quarter, when that acquisition does close, we will provide an update at that time if the impact of the quarter is material. For Omniture, based on our Q3 results and strong business trends, we are raising guidance for Q4 and for fiscal year 2007. We are raising our guidance for GAAP revenue to $40.6 million to $41.6 million; for non-GAAP revenue, $41 million to $42 million; GAAP net loss of $0.02 to $0.01 per diluted share; and non-GAAP net income of $0.07 to $0.08 per diluted share; and adjusted EBITDA of $7 million to $7.5 million. With the strength of the business in the third quarter and the sales excess we have achieved year-to-date, we expect strong revenue growth to continue in the fourth quarter and we plan to continue to reinvest the revenue increase to build the business by adding headcount across the organization. We are proud that we have been able to enter into agreements to acquire two additional companies the second half of ‘07 and all the while continuing to invest in our core infrastructure, our worldwide sales team and industry-leading technology and services organization, and still improve profitability ahead of planning. We are optimistic about the long-term impact of the acquisitions and investments we have made, the momentum we have built in the first half of the year, and the investments we continue to make. We are excited to see our efforts paying off and we are pleased to raise our overall guidance for fiscal 2007 as follows — GAAP revenue of $140 million to $141 million; non-GAAP revenue of $142 million to $143 million; GAAP net loss of $0.18 to $0.17 per diluted share; non-GAAP net income of $0.18 to $0.19 per diluted share; and adjusted EBITDA of $22 million to $22.5 million. We remain absolutely focused on taking advantage of our market opportunity as we in vest aggressively in building our business and improving and extending our platform while marching at profitability. We are excited that we can still grow rapidly and deliver on our commitment to build a successful and profitable long-term business. Our continued strong sales execution reinforces our confidence that we will exceed greater than 50% revenue growth in 2008. Our performance on profitability ahead of plan gives us confidence in our ability to invest and we are now improving our forecast for Q4 non-GAAP operating margins to 7%. www.streetevents.com Contact Us 7 © 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

F I N A L T R A N S C R I P T Oct. 30. 2007 / 5:00PM, OMTR — Q3 2007 OMNITURE INC Earnings Conference Call We have stated before that the leader in on-demand market is disproportionately rewarded for its leadership position. We believe that our Q3 results demonstrate that correlation as our leadership position continued to grow. The economics of an on-demand business are incredibly powerful, and once momentum is reached, it becomes like a locomotive moving downhill. Maintaining market leadership however requires continued investment in technology, infrastructure, and customers. We believe our recently announced plans to acquire Offermatica and Visual Sciences are significant steps in that direction. Once completed, these two acquisitions will expand the functionality of our platform and drive increased value for customers, partners and shareholders. We were very fortunate to be in this position and we would like to thank our customers, our partners and our employees. With that, we conclude our prepared remarks regarding our Q3 results, and I will now open the call for questions. Please go ahead operator. Q U E S T I O N S A N D A N S W E R S Operator (OPERATOR INSTRUCTIONS). And your first question comes from the line of Thomas Ernst of Deutsche Bank. Please proceed. Thomas Ernst — Deutsche Bank — Analyst Good afternoon gentlemen, thanks for taking my call. Josh James — Omniture, Inc. — CEO You bet, Tom. How are you doing? Thomas Ernst — Deutsche Bank — Analyst Good. It has only been a week I recognize but I imagine you have gotten some inbound from key Visual Sciences customers. Do you have anecdotes from those customers on their initial reaction to the merger, any concern, anything that excites them, and if so, what are the key issues they have? Josh James — Omniture, Inc. — CEO Yes, I think there is definitely some excitement around the fact that they feel like they are involved with the partner now that has the ability to continue invest aggressively into the products they are using, because they continue to get functionality as we roll out new functionality because the combined company will have greater R&D capabilities, that is certainly something that is interesting to these customers. There has been some questions wanting us to reinforce the fact that we will continue to invest in the VS platform, which we are definitely going to continue to do, the Visual Site platform in particular is something that customers are very interested in and they have been very successful and they want to continue to see us invest in that, and that has certainly been our plan since day one. www.streetevents.com Contact Us 8 © 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

F I N A L T R A N S C R I P T Oct. 30. 2007 / 5:00PM, OMTR — Q3 2007 OMNITURE INC Earnings Conference Call So, it has been important for us to reinforce that with customers to help them understand that not only we are going to invest in Visual Sciences with a team that is currently on Visual Sciences, that has built Visual Site and hopefully continues to be run by Jim MacIntyre. But in addition to that, we are going to take the functionality and the features that we have in Discover, and over time, I think we will see the functionality from the two separate independent teams, you will see their functionality be shared across both platforms, and one will end up being the on-demand platform, the other one will be the on-site platform, and the functionality and the duties and stuff will look similar. We are going to change the names immediately upon closing, so that it is very clear to customers and is not confusing to customers, that is something we think is important. I think that is something also that we saw watching the Visual Sciences/WebSideStory combination, making sure that you keep things really clean and simple for customers is extremely important. So, you will see going forward that will be called Discover on-demand and Discover on-site, but there will be two separate products on the back-end, and then over time, those will meld together. But, we are going to continue to invest aggressively in that Visual on-site product. Thomas Ernst — Deutsche Bank — Analyst Any anecdotes of negative reaction where you are worried about customer loss over the product maybe on the Hitbox side, or is it all positive so far? Josh James — Omniture, Inc. — CEO No, so far it has been all positive. The nice thing — like I mentioned in the call before and in the call today, we have done three of these acquisitions before. This is the fourth in terms of acquiring, and have been — some of them haven’t been buying companies, have been buying customer bases from some people. But, this is the fourth acquisition of its type, granted this is much larger, but because it is much larger, it actually gives as additional opportunity and it justifies resources that we haven’t had historically in these types of acquisitions. So, we can go and take the HBX development team and part of the SiteCatalyst team and make sure that we are bringing the functionality that exists in those products into a combined platform that brings the best of both worlds together. And there is some functionality that for instance in HBX, particularly around their Excel Report Builder that we think we are addressing a lot of it in version 14 that is coming out. But to the extent that we are not, we are certainly going to when it comes to Report Builder, because that is something that we have heard from quite a few customers that they really like. We have heard it from partners, we have heard it from analysts that they enjoy — Web analysts that they really enjoy using that product. And so, we have to make sure that that functionality exists in the platform going forward and make sure that we are providing to customers not only the functionality and hopefully controlling enough functionality that makes them want to upgrade. But at the same time, because we do have, because it is a larger revenue base, we can justify having engineers devoted to developing a really slick integration that allows customers to literally log out of one product and log into the other without changing anything on their webpage. That might only get them 80% or 90% of the functionality and to get the incremental 10% or 20%, they might have to change their record just in a minor fashion. But the fact that we can really help customers kind of a no risk proposition to see what it is that we are offering, I think makes a big difference And also I think helps put some of the fears they may have to bed because it just helps them understand that, look, we are not in a position where we are going to come out of the box in trying to force you to do something. www.streetevents.com Contact Us 9 © 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

F I N A L T R A N S C R I P T Oct. 30. 2007 / 5:00PM, OMTR — Q3 2007 OMNITURE INC Earnings Conference Call We have done this three times before and we know that this time in particular it is really important to try to meld what we believe is right things for Omniture, with what is most importantly what is the right thing for the customers. And as we described in here, for some customers this is going to mean months, for other customers, it is going to mean — it potentially is going to mean years, and we just need to make sure that we are providing a simple enough upgrade from an integration standpoint that it does not make them feel like they are going to have to make some decisions earlier than they would want to. And then it is our job to provide a compelling enough opportunity that they want to upgrade. Thomas Ernst — Deutsche Bank — Analyst All right, sounds good to me, thank you again. Josh James — Omniture, Inc. — CEO Okay, thanks a lot, Tom. Operator Your next question comes from the line of Imran Khan of JPMorgan. Please proceed. Imran Khan — JPMorgan — Analyst Yes, hi, thank you for taking my questions. I have two questions. Just last quarter call, you talked about how increased customer interest in adoption of SearchCenter, Discover, Touch Clarity, and it is a part of every conversation. I was wondering if you could give some color like what kind of — what percentage of customers are taking SearchCenter, Discover, Touch Clarity, and how it is helping your average selling price? And secondly, with regards to the acquisition of Visual Sciences, I was wandering like in terms of the competition, what percentage of the time you would see Visual Sciences when you are winning a customer and what do you think will impact your pricing environment in the marketplace as you are acquiring them going forward? Thank you. Josh James — Omniture, Inc. — CEO Okay. Sure, so The first question as far less SearchCenter and Touch Clarity and now Offermatica, how that impacts our ability to sell, we do — as you mentioned, we do see it involved in many of our sales whether they are ready for it or not, the fact that they know that when they are ready as an organization to kind of take the next step and not only collect the data and reporting the data, but actually use that data to change how they are running their website, change the way that they are interacting with their customers, we do see that in a good majority of our sales situations. As far as penetration goes, those are numbers that we have not talked about yet. I don’t — they are not numbers that we have enough visibility into because we really only have been selling SearchCenter for a few quarters now. We do have over 500 customers, so we feeling really good about our ability to sell into our customer base. And that was the first question that we had. And once we figured out that we can successfully sell into our customer base, they are looking for additional products and services that are integrated with their data, then that is when we got the confidence to say, okay, let us go and do Genesis, let’s go and buy some of these other products and functionalities that they are asking us for because we know that we can effectively and efficiently bring that to the customer base. So, SearchCenter is interesting in the sense that revenue builds over time, analytics revenue you typically get the entire customer base — I’m sorry, the entire website and all the properties in one fell swoop and they integrate — and they install all of them at www.streetevents.com Contact Us 10 © 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

F I N A L T R A N S C R I P T Oct. 30. 2007 / 5:00PM, OMTR — Q3 2007 OMNITURE INC Earnings Conference Call one time. SearchCenter will get a section — will get a group of key words and then another group of key words and then another group of key words, and so it is a little different integration path, but we are feeling really good about the momentum that we are seeing there and the numbers that we are seeing there, and I think that we will see — with Touch Clarity same thing. But, Touch Clarity was a fairly small organization and we had to — there are a lot of things that we did on the back end, a lot of things that we did on the implementation on the account management front to get that ready for our prime time Omniture customers, and we are starting to see some real success on that front also, and it is — we have a lot of hopes in the future for Touch Clarity. And I think what we are going to see is it is not going to be Touch Clarity independently as much as it is going to be a combination of Offermatica and Touch Clarity. When customers are ready for testing and optimization, they are also ready for behavioral targeting optimization, it is all tied to the same genre and it is something that I think over time that you are going to see those products become integrated and really bring those two separate sets of functionality together into what makes the most sense for customers, which is, look, I want to optimize my content, I want to create a personalized and customized experience based on the advertising that I know this visitor clicked on, and based on what they did last time and based on what other customers are doing. So, you are going to see those things meld together over time, and we just feel really fortunate that we have a great infrastructure from a testing and behavioral targeting standpoint. And then, from a Visual Sciences standpoint, your second question, what we have seen in the Visual Sciences is we have competed with them sometimes, but there has been — it seems like the majority of the big deals that Visual Sciences has won, from what they are telling us, there has been many instances where we were not even there, and there has been some instances where they have come back and [filled] into our customer base, which is interesting and we certainly were not aware of all of those things. We started to hear that — about that here and there, and it is interesting — it has to do with combining the Web data with some of this other traditional offline data like call centers, like point-of-sale systems, kiosk systems. And I think some of the things we are seeing with some of our large banks and the way they interact with their customers in so many different formats, I think this technology — this Visual Site technology is going to be something that helps us expand our opportunity from not only the Web, but into — more and more into the multichannel effort, which — we have described before that we have seen that. We don’t feel like we need the multichannel opportunity to grow our opportunity more than the opportunities in front of us, and we have a huge opportunity in front of us just with the Web. But, it is nice that there is a separate team that is going to be out there going back to our customers and helping them with their multichannel efforts, because what it really comes down to is customers want to understand how their Web is performing. But, what they really want to understand is how the Web is performing relative to the other channels that they have, and that is where Visual Site really comes into play. They have really been successful, and it is not just from a technology perspective, certainly the technology is important, but it is also about the way that you sell, the way that you think about the product, the way that you service the product, the way that you implement the product, the way you consult on the product, and that is something that they have been successful, and it is going into customers and approaching them in a different way than we have approached them. And so, I think those two together is going to be extremely interesting and really continues to meld and solidify the relationship that we have with customers. And as far as pricing is concerned, we have not really — because there has not been a lot of competition on that front, we have not seen — I don’t have any data for you on the pricing front other than to say, certainly of the HBX side, HBX and Omniture, there is very few instances where it is HBX versus Omniture. It’s HBX versus Omniture versus CoreMetrics versus WebTrends versus Google, which is free. And versus the Gatineau project from Microsoft, which is free. www.streetevents.com Contact Us 11 © 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

F I N A L T R A N S C R I P T Oct. 30. 2007 / 5:00PM, OMTR — Q3 2007 OMNITURE INC Earnings Conference Call Imran Khan - JPMorgan — Analyst Right. Josh James - Omniture, Inc. - CEO So, there is plenty of competition and pricing pressure out there. We are not concerned about that and that is not why we do this. We do this because we think there is some additional functionality that we can get out of the Visual Sciences, the Visual Site product, we think there is some really interesting customer overlap. There were some issues that Visual Sciences was dealing with from a management standpoint, dealing with some of the history that they have had to deal with, being public in the market at an early stage and being tied to profitability that did not allow them to invest the way that they wanted to invest. And it is something that we have heard — we met with the vast majority of the Visual Sciences/WebSideStory team now, and one of the things that we consistently hear is how excited they are to deal with the market more effectively now and have marketing dollars to get them in front of more opportunities, and to allow Visual Site to be sold back into our customer base. So, we are pretty excited about the transaction. Imran Khan - JPMorgan — Analyst Great, thank you very much. I appreciate it. Josh James - Omniture, Inc. — CEO Great, Imran. Thanks. Operator Your next question comes from the line of Mr. Atul Bagga of ThinkEquity. Please proceed. Atul Bagga - ThinkEquity Partners — Analyst Josh, hi, good afternoon. Thank you for taking my call. Josh James - Omniture, Inc. — CEO You bet, Atul. Atul Bagga - ThinkEquity Partners — Analyst Great quarter. A quick question, so when you’re talking about 50% revenue growth next year, is this organic revenue growth you’re talking about or this is the combined blended growth with Offermatica and Visual Sciences? www.streetevents.com Contact Us 12 © 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

F I N A L T R A N S C R I P T Oct. 30. 2007 / 5:00PM, OMTR — Q3 2007 OMNITURE INC Earnings Conference Call Josh James - Omniture, Inc. — CEO Yes, so it is — that is organic growth for Omniture. The Offermatica deal and Visual Sciences obviously have not closed and so we will give more guidance on those transactions once they have closed. But, we have — one of the things that we have been consistent with our investors as far as communication is concerned is that we feel like — all along we have been feeling like we could potentially do north of 50% revenue growth. And we feel really good about the fact that the closer we get to next year, we are still feeling great about the — our ability to execute on greater than 50% revenue growth. Offermatica, we have talked about that historically also and the fact that they were growing I think what we said was close to 100% before — right as we were buying them, and as we were — I am sorry, I should not say buying them, right as we were announcing that transaction. So, we still feel really good about their growth prospects. And then, Visual Sciences, we are still diving into all the numbers there and diving into how things are transpiring, and we will give guidance on that much more —in much more detailed fashion once we get to where we are closing the deal. Atul Bagga - ThinkEquity Partners — Analyst Sure. I understand you have not given any guidance for Visual Sciences and then probably you are just (inaudible — highly accented language) the figures, but can you give some color on where you think Visual Sciences growth could be? Do you think the investments that you guys are making in sales and marketing, the growth for Visual Sciences could be more than where they are now? Josh James - Omniture, Inc. — CEO Do I think — what was the last part of your question? Atul Bagga - ThinkEquity Partners — Analyst The growth for Visual Sciences could be faster? Josh James - Omniture, Inc. — CEO Than what they have been historically doing? Atul Bagga - ThinkEquity Partners — Analyst Yes. Josh James - Omniture, Inc. — CEO Yes, so the only thing that we have said about it is, we think there is going to be a reset initially of going and saying, okay, we are not going to sell term licenses, so there is going to be some changes and hopefully the announcement gives them the ability and certainly when we close this deal to make that change with their investors and really from the time that deal is closed, that is something that we are going to do. And so, that is going to have an impact on their numbers. As far as the rest of their business goes, we just need to dive into it before we can really — before we can really have any understanding of the impact. So, I do think if you think about things, especially the comments that we have been getting from their team about the marketing spend and having an ability to really go after their — generate leads and go after the sales function, that is something that we www.streetevents.com Contact Us 13 © 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

F I N A L T R A N S C R I P T Oct. 30. 2007 / 5:00PM, OMTR — Q3 2007 OMNITURE INC Earnings Conference Call are going to improve. The fact that Visual Site can sell into our customer base is something that is hopefully going to help their prospects. And then, I think from — one of the last things we talked about is the revenue base of HBX. Over time, we think that we can get that revenue base to respond similarly to our revenue base in terms of the revenue retention, in terms of the ability to go in and up sell and cross sell additional products and services, that is something that has been difficult for them, because they don’t have as many products as we do. So, we think that there is going to be increased opportunity there. But, once again, we are going to have to see how long it takes for those for us to kind of reinvigorate that customer base. But, over time, we are feeling really good about the prospects and we feel great about the fact — we feel great about the accretion that exists there from a profitability standpoint, and I think — we feel like that gives us plenty of runway and ramp time to get that customer base to respond the same — in a similar fashion that our customer base responds. Mike Herring - Omniture, Inc. — CFO, EVP Josh, let me just clarify one thing, the piece of their business that we do not plan to continue is actually the selling of perpetual licenses, and we will likely continue to sell term licenses. Josh James - Omniture, Inc. — CEO Yes, I actually said the opposite way, sorry about that. Mike Herring - Omniture, Inc. — CFO, EVP And sell [on time] installations of that particular product as a term license. But, we’re going to back them away from the perpetual license and the lumpiness that comes with that. Josh James - Omniture, Inc. — CEO Yes, and the exact opposite way I said, thanks Mike. Atul Bagga - ThinkEquity Partners — Analyst Terrific, got you. And the last question, so in terms of integration challenges with Visual Sciences, I mean certainly this is one of the larger acquisitions that you have made now, but do you foresee any area where you might think there might be some more challenges than the acquisitions you have made in the past? And what are the best practices you have — or how do you think it is going to be different from what you have done with Instadia or Touch Clarity? Josh James - Omniture, Inc. — CEO Yes, so absolutely there will be more challenges just purely from the size standpoint. So, this is going to be something that is going to involve a lot more people in our organization and that is something that we have planned accordingly. We spent a lot more time doing due diligence in this transaction than we had in the other instances as far as we brought a lot more people in it from our management team into the conversations making sure that they understood exactly kind of what their plan of attack was going to be. www.streetevents.com Contact Us 14 © 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

F I N A L T R A N S C R I P T Oct. 30. 2007 / 5:00PM, OMTR — Q3 2007 OMNITURE INC Earnings Conference Call We are certainly going to work with the Visual Sciences team and have already kicked that off in helping to really map out exactly how are we going to integrate products, how are we going to integrate people, how are we going to have a go-to-market strategy, a sales strategy, and all of those things are going to be much more integrated and it can touch many more people in our organization. So, that is where the challenge is going to lie. But, at the same time, this is really straightforward to us. We have done this three times before, we understand their business inside and out, it is very similar, and that is the reason that we were so interested in Visual Sciences relative to the other opportunities that were out there. We felt like that there was much lower risk with the Visual Sciences opportunity than there would be with the other alternatives, and that is one of the primary reasons why we are focused on that particular opportunity. So, yes, it is going to be certainly more involved, but we feel really good about our ability to understand their business and to execute on their business. They have competent and capable people on their side that are managing their business pretty effectively today, and I think we were much more impressed with their management team than maybe their numbers. I think that the numbers told over the last several quarters, because they have been cleaning up some things, they have been dealing with some things on their side that we can now fix, and I think that is an opportunity for both management teams and for the integrated management team going forward. Atul Bagga - ThinkEquity Partners — Analyst Thank you. Operator And your next question comes from the line of Mr. Rich Baldry of Canaccord Adams. Please proceed. Rich Baldry - Canaccord Adams - Analyst Thanks. In the quarter, it looks it is more of marquee wins and international maybe then domestic, so hoping you can maybe contrast the two markets and then maybe specifically talk about the quota adds, how they split between domestic market versus international? Mike Herring - Omniture, Inc. — CFO, EVP Well, I would not say we had more marquee wins in Disney with about as marquee of customers wins that you get in that quarter. We are seeing a lot of traction internationally and you can see that pretty much in the revenue growth if you were looking for a split in terms of what percentage of growth. It is going slightly faster than our domestic, but it increased from 26% to 27% of revenue from Q2 to Q3. So, it is a significant portion of our growth, but the domestic business is still growing very rapidly more in dollars than international markets. Josh James - Omniture, Inc. — CEO And the other thing I would add to that is, normally with Disney and marquee account for that quarter, Disney is a marquee account for us in the last nine years. It was a deal that we have been working on for four or five years, there were some erroneous information out there that appeared in some reports that we saw about the fact that we overly discounted to win that deal and did that deal at a lower amount then what they had previously been engaged in and that was misinformation. www.streetevents.com Contact Us 15 © 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

F I N A L T R A N S C R I P T Oct. 30. 2007 / 5:00PM, OMTR — Q3 2007 OMNITURE INC Earnings Conference Call We saw — we have a premium product and it is our job to convince our customers, to help them understand that with that product, they are going to get a premium return on their investment, and we have seen that with our retention, and I think we are certainly going to see the same thing with Disney as we work to endeavor to help them continue to really take advantage of the products and solutions that we offer. And in addition to not only just the SiteCatalyst offering, but as we mentioned in the call, there is additional products and services they are going to be buying from us over time. So, it takes a lot for that to get rolled out and make it through all of our financial statements, but it is certainly going to be a very positive relationship for us, and it was a relationship that we really had to work hard to prove to Disney because it is such a large organization and they make very smart decisions. We had to prove to them that we had the right solutions for them and we felt — we are ecstatic about the fact that we are able to finally bring them into the Omniture fold. Rich Baldry - Canaccord Adams — Analyst Okay. And looking at Visual Sciences on revenue per headcount basis versus yourself, the efficiency is certainly not the same, so do you think that heading into maybe not the fourth quarter but maybe in ‘08 time frame on headcount growth rate would slow down as you anticipate sort of bringing that in and bringing them up to your metrics? Josh James - Omniture, Inc. — CEO Well, I think a lot of that kind of dynamic you see through scale and we just have a much bigger scale than they do. And so, there is a lot of advantages you get through scale in terms of efficiencies and everything from G&A to network operations that we are able to achieve that they just are not able to. So, I think there will be a little bit of what you are talking about, but not because we change the way their business is run or anything. It will be much more just adjusting the combined Company to the scale that we are at or a new scale that we are able to achieve. Mike Herring - Omniture, Inc. — CFO, EVP And frankly because of the increased revenue, doing fairly similar — selling fairly similar — selling in a similar fashion to the market because of those — some of the redundancies that may exist in places like G&A, hopefully that improves the efficiency of both organizations. Rich Baldry - Canaccord Adams — Analyst Thanks. Operator And your next question comes from the line of Mr. Jason Maynard of Credit Suisse. Please proceed. Jason Maynard - Credit Suisse — Analyst Hi, good afternoon guys. Josh James - Omniture, Inc. — CEO Hi, Jason. www.streetevents.com Contact Us 16 © 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

F I N A L T R A N S C R I P T Oct. 30. 2007 / 5:00PM, OMTR — Q3 2007 OMNITURE INC Earnings Conference Call Jason Maynard - Credit Suisse — Analyst I just got a couple of follow-up questions around Touch Clarity and Offermatica, and I am just curious any metrics that you guys can point to, maybe this is more on the Touch Clarity, around what you are seeing in terms of cross selling adoption within the different market segments, if you want to kind of break it down into kind of larger enterprise, mid-market, or maybe some of the smaller customers, anything that you have seen so far of there just in terms of uptick? Josh James - Omniture, Inc. — CEO Yes, so what we have seen so far, and one of the first things that we noticed with Touch Clarity, first of all it is a more expensive product, so it is not something we are going to see — the quantity of customers be increasing rapidly, it is a fairly involved sales process. But, the very first thing that we noticed, Jason, was one of the things that when we first approached the space, we knew we were going to do something in both behavioral targeting and in the testing solution. We did not know which was going to come first and did it more based on the opportunities that were out there. But, the very first thing that we noticed with Touch Clarity is, it did open a lot of doors for us. There were — virtually almost all of the customers that are interested in Touch Clarity were also interested in Offermatica or one of their competitors, and they wanted us to bring that to market. And then, there were also many situations they were not ready for something like Touch Clarity, but they were absolutely ready for something like Offermatica. And so, that really propelled our efforts and accelerated our efforts to bring Offermatica into the fold. And so, I think what we are going to see over time is, now we get to take advantage of the fact that there was some functionality in Touch Clarity that we really get to take advantage of some of the Offermatica infrastructure. Offermatica is a bigger company and they had some more infrastructure and some more back-end systems. So, the combination of the two is what is really going to be interesting. Jason Maynard - Credit Suisse — Analyst If you look at then maybe the top 5,000 or 10,000 sites, what you think the average potential sales opportunity is with all three products? Josh James - Omniture, Inc. — CEO So, maybe the best way to talk about it is I think the top — in the customer of ours in the top 10,000 I would guess is eventually going to be a customer of our optimization suite, a combination of Offermatica and Touch Clarity. And the best way to think about the revenue opportunity there is, Offermatica seems to be priced at anywhere from 0.75x to 1x of a SiteCatalyst deal and Touch Clarity seems to be priced anywhere from 1x to 2x of a SiteCatalyst deal. So, it dramatically alters and increases our opportunity there. Jason Maynard - Credit Suisse — Analyst Okay. And then, I guess, just the last question, the obvious follow-up would be, so as you move from for the lack of a better word 0.2 suite, how are you thinking about maybe longer term what your sales organization looks like in terms of reps may be having fewer accounts, right, so they focus more on penetrating with a broader suite of products? That is typically the natural evolution in direct software sales. So, where is your head at in terms of when do you start making those type of transitions maybe across your entire sales organization? www.streetevents.com Contact Us 17 © 2007 Thomson Financial. Republished with permission. No part of this pu blication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

F I N A L T R A N S C R I P T Oct. 30. 2007 / 5:00PM, OMTR — Q3 2007 OMNITURE INC Earnings Conference Call Josh James - Omniture, Inc. — CEO Sure. So, there’s a couple of different comments to that. I guess first, we are not going to do anything dramatic. We are kind of easing into all of it because the sales team continues to perform and function and has been very effective. So, we are going to ease into these things, some of the things that we are going to see is the account management group having the ability to sell more and more into our customer base, and we are getting those folks trained. One of the things that was really interesting about the Visual Sciences announcement is, as we have done due diligence and research on their organization, they moved a little more rapidly and they have account managers to do cross selling and up selling and retention of their customers from a contractual standpoint and sales standpoint. And so, we are able to — we are going to be able to learn from some of the good moves and some of the mistakes that they made there, and hopefully avoid some mistakes that we would have made. And so, that will be one component that you will see of have the sales — and the sales team changes over time and the way that we approach customers, changes over time. And then, like you are talking about fewer customers and more products you sell, we will certainly see some of that, we are also seeing places where we are taking a portion of the sales team and creating some specialists that can go in and help in particular deals depending on the size, depending on the importance of that transaction to Omniture, where you have got some folks that truly are specialists in this space. As we have acquired these companies, we don’t want to take specialists and turn them into — and turn everyone into broad generalists. So, I think for the most part, we are going to do what you talked about, where they might have fewer clients and more products to sell, but then we are also going to have some — we are also going to have some specialists that we can bring in to really make sure they are approaching the client the right way, and also so that if there is an independent company that is selling one product that we do not get outsold by them because their sales team is more familiar with just that particular space. Jason Maynard - Credit Suisse — Analyst Okay. Fair enough, thanks for the answer. Josh James - Omniture, Inc. — CEO You bet, Jason. Operator Your next question comes from the line of Mr. Robert Breza of RBC Capital Markets. Please proceed. Robert Breza - RBC Capital Markets — Analyst Hi, good afternoon. Just a couple of housekeeping items. Mike, I was wondering if you can walk us through operating margins, obviously they came in much better than what we expected. If we were to look at Omniture as a standalone basis, any kind of guidance for us to think about now with significant outperformance and then maybe on the flip side, DSOs were a little higher than where I had anticipated. Anything going on there from maybe a change in [terms] perspective? Clearly, international creeping up is going to extend DSOs, but anything you could talk about in terms of AR would be helpful. Thanks. www.streetevents.com Contact Us 18 © 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

F I N A L T R A N S C R I P T Oct. 30. 2007 / 5:00PM, OMTR — Q3 2007 OMNITURE INC Earnings Conference Call Mike Herring - Omniture, Inc. — CFO, EVP Sure. So, operating margin and then DSOs, on op margin basis, it is really above where we thought it would be, but it is right on target where we thought it would be in Q4. We have been talking about getting the 6% operating margins in Q4. Essentially, we just got there a quarter early and we have been on track to hit 6% operating margin in Q4 all year and moving towards that target, despite acquiring two businesses and then talking on a fully consolidated basis. So, we felt pretty good about that progress. In terms of whether, it — I don’t think it changes our outlook in terms of the steady state operating margin potential of this business. All along, we have always talked about it as we — instead of growing 70%, 80% year-over-year and we are going 30%, 40%, 50%, we will get to the 20% to 30% operating margins. I think if it — so, it does not change that kind of outlook. When we talk about next year, we are talking a little more short term, Josh mentioned on the call that we are now saying instead of 6% in Q4, we are going to get to 7%. And then, we are still evaluating what exactly that is going to translate into next year, whether we go — originally we have been talking about doing 7%, 8%, 9%, 10% next year, whether that changes based upon us achieving a little higher margin this year or not, we are going to look at our options and what is right for the business, and then we will guide more specifically when we do Q4 results. On the DSOs, one thing about our accounts receivable balance is it really fluctuates from quarter to quarter depending on kind of billing cycles and when we are selling business, and Q2 and Q4 tend to be big sales quarters for us, and you can see that in changes in accounts receivable balance. We have had some big up sells here and here, where it is not changing deferred revenue as much as it is just changing kind of a short term catch-up in receivables balance. And then, as you mention, as international becomes longer, it is a little bit longer order to cash kind of cycle in Europe and in Asia related to actually the time from billing to collecting cash. I do not think there is any overarching trends. I think we will see it still kind of ready vary from quarter to quarter, but overall moving in a upward kind of direction along with revenue in terms of accounts receivable. And then, cash flow is following suit. Robert Breza - RBC Capital Markets — Analyst Thank you. Mike Herring - Omniture, Inc. — CFO, EVP Sure. Operator Your next question comes from the line of Youssef Squali of Jefferies and Company. Please proceed. Hagit Reindel - Jefferies & Co. — Analyst Thanks, this is Hagit Reindel for Youssef. First question on Google, last week you mentioned that Google is really the main competitive threat that you see out there even though they are not going after enterprise clients right now. Can you talk a little bit about what you know of their plans in the area, when do you expect them to make a move, will they still offer a free product to that segment, and does the acquisition of DoubleClick make any change to the competitive dynamic? www.streetevents.com Contact Us 19 © 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

F I N A L T R A N S C R I P T Oct. 30. 2007 / 5:00PM, OMTR — Q3 2007 OMNITURE INC Earnings Conference Call Josh James - Omniture, Inc. — CEO Sure. So, yes, DoubleClick does make a change in the competitive dynamic, their ability to now go out and try to help you optimize across more than just search results, but across may be some advertising that is out there. We think over the long haul, I have no idea about Google’s plans and I have no nothing about Google’s plans. But, over — they have free products. They also have a product that they are selling, their software product. And over the long haul, whatever they may do, one thing that we have going for us is that we are an independent Company. And my customers don’t advertise just on Google. I don’t think we have any customers advertise just on Google. They advertise on Google and Yahoo and Microsoft and on dozen other places with ads. So, over time, we think it’s important for customers to — we think it’s important that we provide solutions that help customers optimize their ad spend across multiple channels and that’s the driving — for us behind almost all of the ad optimization that we help our customers with. So, what’s important is that if Google ever does or do anything that’s more competitive, if they do go after the enterprise market in a more aggressive manner, then we have solutions that are hopefully better, but at least as good as the solutions that they have out there and we are certainly in that situation today, so that customers will — won’t gravitate towards something is not in their best interest because they may see that there is better technology there. And so, we think that by continuing to move rapidly and aggressively, we can continue to build out product and services that really leverage the fact that we are independent, that leverage the fact that — that we can help you optimize across multiple channels, that we can help you optimize your — your ad spend across multiple channels, and not online, all the different channels you may see online, but your online channels relative to your offline channels. So, that’s kind of the way that we are approaching Google. And like I have said many times before, no matter how transparent Google may say that they, if Google Analytics tells you to spend more money on Google, our customers aren’t going to believe that. And as long as we are in a situation where we are providing similar — where we are providing similar functionality and hopefully better functionality the way we are today, we will be in a good position to continue to build a very successful business over time. That doesn’t mean that we are not going to worry about them, we are going to worry them, but we think that we have some inherent differences that we can continue to try to exploit. And as our business — and our products become more sophisticated in the way that they help our customers manage our business, we think we can create a more of a defense barrier. Hagit Reindel - Jefferies & Co. — Analyst Thanks. Another question for Mike. Can you give some initial color on how the new revenue structure at Visual Sciences will impact margins, and will the deals still be accretive under that structure? Mike Herring - Omniture, Inc. — CFO, EVP Hagit, I can’t talk of specifics, how it’s going to increase margins. And so, we are really going to give — when the deal closes, we will give more specific guidance as they — what we expect the numbers are going to look like under Omniture — as part of Omniture. And — but I will say that even with that impact, we still believe it will be accretive to our business. Hagit Reindel - Jefferies & Co. - Analyst Okay, thanks. www.streetevents.com Contact Us 20 © 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

F I N A L T R A N S C R I P T Oct. 30. 2007 / 5:00PM, OMTR — Q3 2007 OMNITURE INC Earnings Conference Call Josh James — Omniture, Inc. — CEO Sure. Operator Your next question comes from the line of Brent Thill of Citi. Please proceed. Brent Thill — Citigroup — Analyst Hello, Q2 to Q3, pretty big drop-offs, and how we should think about free cash flow for ‘08? Mike Herring - Omniture, Inc. — CFO, EVP Well, cash flows from our — are really dependent on kind of billing cycles and such as that. So, that drop-off, if you go to the detailed cash flow statement that we will be uploading on our Investor website, Omniture.com, you can look at it quarter by quarter in terms of what the pieces are. But it’s really being driven by things like increases in accounts receivable, which are — which are not related to the actual income statement operations during the quarter, but what’s being billed that quarter related to deals recorded in quarter in Q2 or in this case, certain deals that we actually closed in Q3 or we had some billings that had — the revenue is already recognized. So, there is a lot of billing variations that are going here. It’s not — if we were 100% one year annual in advance kind of a billing company, then cash flow would be much more indicative of quarter-over-quarter business activity, in the situation where we are in, where there is a lot more variance. In payments, i.e., monthly and quarterly and annually versus just annually, that quarter — quarter-over-quarter consistency is — is not as much of a given. Brent Thill — Citigroup — Analyst Okay. So, just, if you look at capital expenditures, that was sequential, how do you think of CapEx for the — for ‘08? Mike Herring — Omniture, Inc. — CFO, EVP Well, generally what we think is when I forecast it out anyways, I look at kind of an interim annualized revenue growth and I think CapEx is going to be about 30% of that in any given period. So, whether that’s annualized or — so, if you annualize a quarter or you look at a year, it’s the — I use a similar mathematical formula. Obviously, a mid-market customer is going to have a different CapEx profile than a large enterprise customer. But overall, that 30% serves as a useful tool in doing that kind of forecasting. Brent Thill — Citigroup — Analyst Okay, great. Thanks. Mike Herring — Omniture, Inc. — CFO, EVP Sure. www.streetevents.com Contact Us 21 © 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

F I N A L T R A N S C R I P T Oct. 30. 2007 / 5:00PM, OMTR — Q3 2007 OMNITURE INC Earnings Conference Call Operator Your next question comes from the line of Keith Weiss of Morgan Stanley. Please proceed. Keith Weiss — Morgan Stanley — Analyst Thank you guys. I appreciate you taking my call. I wanted to talk a little bit about customer count in the quarter. You guys said you had a 240 new customers in the quarter, which — looking back at past releases, this is lower than in the past three quarters I believe. And if you look at 3Q last year, you guys talked about adding greater than 200 customers. So, it looks about somewhere around 20% year-over-year growth rate. You talked about seasonal weakness in the quarter. Is this the evidence of the seasonal weakness? And then, probably a related question. If you look at subscription revenues per customer, it looks like that is starting to trend upwards throughout this year at least, to where you are getting more revenues on a per customer basis. Can you talk a little bit about where that increase — the positive trend there is coming from? Whether it’s within the customer base of just getting more revenues out of the existing customers or is that the first like positive evidence that we are seeing of the upsell of additional products into the customer base? Josh James — Omniture, Inc. - CEO Weiss, this is Josh. I will address the first half and then Mike will address the second. So from a customer count standpoint, we had a — we had a very strong Q3 relative to Q3s. Q3s are just traditionally the slowest quarter for us of the year from a sales activity standpoint with the summer vacations and with — there is quite a bit of cleanup, we usually see in Q2 and then have lot of sales cycle that’s geared up for Q3. Really that’s what we see. There is a lot of retailers that are looking in Q3 because their site locked down for instance. So, there is nothing — nothing atypical that has taken place. It was a great quarter for us from the sales perspective and the customer count was a healthy customer count. But we have looked at customer counts. But what we track internally is — is more bookings and we feel really good about our bookings relative to previous quarters and relative to previous years. Mike Herring — Omniture, Inc. — CFO, EVP Now just to answer your question on sub revenue per customer. Yes, I think to see in kind of two different things. One is the stabilization of that mix between enterprise and mid-market customers as a percent of like revenue. And so, now that that’s stabilized, you are not seeing the impact of the revenue per customer decreasing because there is a growth in mid-market customers relative to everybody else. And second is definitely you are seeing an upsell piece. Not — a big piece of that is SearchCenter, which is really starting to generate some meaningful revenues in the product line, and then the addition of — additional products like Touch Clarity, like Discover and even the Genesis product, even though it’s a big revenue product, all contributing revenue and being sold primarily into our existing customer base in almost exclusively into our existing customer base. We have definitely seen the impact of that in the average revenue per customer. Keith Weiss - Morgan Stanley — Analyst Got it. And if I could perhaps sneak in one last one. Are you guys maybe giving cash flow guidance for 4Q? www.streetevents.com Contact Us 22 © 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

F I N A L T R A N S C R I P T Oct. 30. 2007 / 5:00PM, OMTR — Q3 2007 OMNITURE INC Earnings Conference Call Mike Herring — Omniture, Inc. — CFO, EVP No. Keith Weiss — Morgan Stanley - Analyst No. Mike Herring — Omniture, Inc. — CFO, EVP EBITDA is the closest we get to that. Keith Weiss — Morgan Stanley — Analyst Got it. Thank you very much. Josh James — Omniture, Inc. — CEO Sure. Mike Herring — Omniture, Inc. — CFO, EVP Thank you. Operator Your next question comes from the line of Mr. Patrick Walravens of JMP Securities. Please proceed. Patrick Walravens — JMP Securities — Analyst Hi, thank you. So, Mike, I guess this is probably for you. I mean on Disney, so that was one of your megadeals right and you haven’t had one of those for a while. I mean just did you do what you needed to do in terms of the CapEx investments this quarter or is it more investment required there? Mike Herring — Omniture, Inc. — CFO, EVP It’s a stage rollout, so there is more investment required there. Certainly a piece of that was in Q3. There was a piece of that deal that was done as a trial. So, there is also some revenue impact in Q3 as well from Disney because there was a piece of it that was already installed. And then, certainly, we learned in that deal pretty — with a lot of the quota reps and we certainly did some of the purchasing per CapEx getting ready for them in Q3. But we have big enough network now that it shouldn’t move the dial too much, even — even a megadeal the size of Disney. Patrick Walravens — JMP Securities — Analyst Okay, okay. So, basically, we don’t have to worry about that as a — www.streetevents.com Contact Us 23 © 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

F I N A L T R A N S C R I P T Oct. 30. 2007 / 5:00PM, OMTR — Q3 2007 OMNITURE INC Earnings Conference Call Mike Herring — Omniture, Inc. — CFO, EVP Not going to have an outsized — I don’t think you will see a big blip from the Disney deal. Patrick Walravens — JMP Securities — Analyst Okay. Then, I guess my other question is just, so, if I heard right, you are now looking at 7% operating margin for 4Q? Did I hear that right? Mike Herring — Omniture, Inc. — CFO, EVP That’s correct. Patrick Walravens — JMP Securities — Analyst Okay. So, can we — can we — as we model this out, can we still look to move up 1% a quarter coming off of that for 2008? Mike Herring - Omniture, Inc. — CFO, EVP Well, so we didn’t guide to that specifically. That was our intention going into this quarter. We sort of achieved a 6% that we had targeted in Q4, a quarter early in Q3 and then, believe we are going to do 7% in Q4. There is some variation quarter-over-quarter next year, particularly we have allotted like in Q1 we have sales events and customer events that tend to drive a disproportionate amount of operating expense that quarter. So, we — rather than commit to taking up the whole — everything up 1% each quarter for next year, we are going to kind of reserve for giving guidance. But we don’t think — we think it’s going to be something very similar to what we have been guiding to you next year. Patrick Walravens — JMP Securities — Analyst Okay. But can we — can we count on still going up off the 6% level? Josh James — Omniture, Inc. — CEO Yes. Mike Herring — Omniture, Inc. — CFO, EVP Yes. Patrick Walravens — JMP Securities — Analyst Yes. Okay, great, thanks very much. www.streetevents.com Contact Us 24 © 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

F I N A L T R A N S C R I P T Oct. 30. 2007 / 5:00PM, OMTR — Q3 2007 OMNITURE INC Earnings Conference Call Operator Your next call comes from the line of Mr. Maurice McKenzie from Signal Hill. Please proceed. Maurice McKenzie — Signal Hill — Analyst Great, thanks for taking the questions. Just two, the first is, want to get a better sense of upselling in the quarter. How much revenue growth in the quarter was driven by new customers versus upselling to existing customers? Mike Herring — Omniture, Inc. — CFO, EVP We don’t break that down very specifically because it really varies for quarter to quarter. And, again, for example, sales to a large customer like Disney, you know the real revenue from that is — is still a quarter or two out, even though the sales occurred last quarter. So, there is some timing associated with that. That said, I would — a very — a healthy portion of our sales in any given quarter is to existing customers. It can be as high as half of our — half of our sales in any given quarter, are coming as upsells to particularly large existing customers, similar — like the ones we had for them on Q2 of this year, where we had mid quarter upsells to — for our large customers. But there is no real trend on any given quarter by quarter basis. Josh James — Omniture, Inc. — CEO Yes, that will swing down to less than 25% sometimes also. Mike Herring — Omniture, Inc. — CFO, EVP Yes. Josh James — Omniture, Inc. — CEO So, we will still have a pretty healthy clip. And the way we have incented the sales team, we haven’t created differences yet in the sales team because they have been — they have been growing our footprint in a pretty healthy manner, in adding new customers in a pretty healthy manner. And then, going back to current customers who wanted to sell products and services, which — that’s a sign of a healthy relationship with the customer and getting them more products and services, increases the satisfaction of those customers even more. So, we have kind of let them go where — where the customers are taking them. And over time, we may get more particular about the way that we develop comp plans to make sure that there is as much focus on growing the footprint as there is on reselling into the customer base. But like Mike said, no trends as of yet. It’s been — it moves all over the place still. Maurice McKenzie — Signal Hill — Analyst Great. And also, can you update us on customer retention and renewal in the quarter. And I just want to get a sense. Historically what percentage of churn customers do you think you lost to Visual Sciences and how does that acquisition help you from that perspective as well? www.streetevents.com Contact Us 25 © 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT Oct. 30. 2007 / 5:00PM, OMTR — Q3 2007 OMNITURE INC Earnings Conference Call Josh James — Omniture, Inc. — CEO Yes, we didn’t actually cover that. But our normal retention was more than 95% again, has been historically and was again in the third quarter. Our revenue retention, north of 110% in Q3. So, nothing has changed on those fronts, very healthy trend. Something that we actually build our business on. So, very important trend. In terms of the 5% churn-out — the less 5% churn-out in any given annualized quarter, the impact of Visual Sciences in terms of driving that was really small. So, I don’t think that’s going to change that number very much. Maurice McKenzie — Signal Hill — Analyst Thanks guys. Operator Your next question comes from the line of David Hilal of Friedman, Billings, Ramsey. Please proceed. David Hilal — Friedman, Billings, Ramsey and Co. — Analyst Great, thank you. On the balance sheet, looking at deferred, deferred was up. But the sequential increase in deferred, looks it was as low as it has been in I think five or six quarters. Can you comment on why that would be? Mike Herring — Omniture, Inc. — CFO, EVP I mean that — again that’s more around billing cycles. I wouldn’t say there was any particular one thing or any trend that drove that in Q3 specifically. David Hilal — Friedman, Billings, Ramsey and Co. — Analyst Should we expect — should we — could you give any guidance in terms of what you expect for Q4? Josh James — Omniture, Inc. — CEO I don’t really — I haven’t historically don’t guide in the balance sheet accounts because I don’t drive my business based on balance sheet accounts. Maybe that isn’t what everyone would like to see in every case. We drive that based upon what pricing is right for the customers and where we can get the best return over time in terms of cash flow and earnings margins. And so, adjusting payment terms in order to drive deferred revenue or AR so we can drive cash balance. Operating cash flow artificially isn’t something that we do here even though that’s one way you could move those needles. We try and keep things relatively steady from a philosophy standpoint within the year so that — that we are managing the business from a long-term return perspective instead of any sort of short-term balance sheet upticks. David Hilal — Friedman, Billings, Ramsey and Co. — Analyst Okay. And then lastly, you mentioned the sales folks you hired were towards the end of the quarter. www.streetevents.com Contact Us 26 © 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT Oct. 30. 2007 / 5:00PM, OMTR — Q3 2007 OMNITURE INC Earnings Conference Call Josh James — Omniture, Inc. — CEO Yes. David Hilal — Friedman, Billings, Ramsey and Co. — Analyst Should we assume maybe take a little bit of a pause for Q4 or do you expect to get back on the hirings period that you guys have been on? Josh James — Omniture, Inc. — CEO Actually, I mean what we have said before is revenue upside, we want to take in and crawl back into the business in the form of really two things, hiring engineers and keep that percent of revenue of R&D is as confident we can, and hiring sales people. And we have been — we have historically, I think this is the most we have hired in a given quarter in quite a while in terms of the net 11 that we added this quarter. And with the revenue upside and increased guidance, we expect to continue to add aggressively to that headcount. David Hilal — Friedman, Billings, Ramsey and Co. — Analyst Okay, thank you guys. Mike Herring — Omniture, Inc. — CFO, EVP Sure, thank you. Operator And your next question comes from the line of Steve Ashley. Please proceed. Jack Miller — Robert W. Baird — Analyst Hi guys. This is actually Jack Miller for Steve Ashley. I was wondering if you could talk maybe a little bit about the initial reaction to the closed loop marketing for sales force offering. Josh James — Omniture, Inc. — CEO If we can — if we do what? Mike Herring — Omniture, Inc. — CFO, EVP Reaction to the sales force, closed loop marketing. Josh James — Omniture, Inc. — CEO Yes. So that’s — that’s a good question and I just got an update a few days ago actually on that. And, it’s been performing very well. We already have several customers that are — that are using that — using that integration, and a bunch more in the pipeline. www.streetevents.com Contact Us 27 © 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT Oct. 30. 2007 / 5:00PM, OMTR — Q3 2007 OMNITURE INC Earnings Conference Call It’s nice too because we have a lot of good market deals where we might not only be getting $20,000, $30,000 a year out of a customer, and they will come along and we will be able to double the value of the contract with that integration. So, we are pretty excited about that integration that’s been received really, really well and it helps particularly with those mid market customers. And then, I think our sales force is more and more effective up in the enterprise space. I only talked about a bunch of enterprise customers now where they have historically been a mid-market, more mid-market based company. As they continue to climb up in the enterprise, then we will probably see more and more of enterprise customers integrate that as well. Jack Miller — Robert W. Baird — Analyst Okay, and maybe just one more. How common is your experience with backend migrations from HBX to SiteCatalyst and what kind of experiences will you have that can help you out as the margin goes forward? Josh James — Omniture, Inc. — CEO Sure, it was pretty straightforward. The complication typically comes — if we were to look at any of our competitors and trying to integrate their data with our data, the complication comes in how similar the businesses are and how similar the products are. And HBX is one of the most similar products out there to SiteCatalyst, as far as the way that it was built and the history of it and the evolution of it. And so, I think — that’s one of the — that’s one of things because a lot of it has to do with the way that you actually track the data and store the data. And there is — there is more similarities there than that are with the alternatives. So, that’s something that gives us a lot of confidence. And then the other thing is there is a lot of — that’s the kind of get the most optimal way of integrating the back-ends. There is a lot of less graceful ways that you can force, so there is a lot of backstops, just in case. The slick way that you have in mind doesn’t work. And those ways are — it’s just about taking data out of one system and putting it into another system, and putting it into that system in a format that works for the way that we structure our data. Typically and historically, the challenge with deals like this has been that the revenue base that we are acquiring wasn’t big enough in order for us to justify going in mapping out how those — how all of those pieces of data are map over to our system. With this transaction of course, there is — there is plenty of reason and justification and motivation for us to go and do that and so we will do that. We are not really worried about being able to integrate those back-ends. Jack Miller — Robert W. Baird — Analyst Okay, great. Thanks. Josh James — Omniture, Inc. — CEO You bet. Operator And your next question comes from the line of Mr. Derrick Wood of Pacific Growth Equity. Please proceed. www.streetevents.com Contact Us 28 © 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT Oct. 30. 2007 / 5:00PM, OMTR — Q3 2007 OMNITURE INC Earnings Conference Call Derrick Wood — Pacific Growth Equities — Analyst Thanks. Just a follow-up on the deferred revenue question. There — it looked like there was a $2.8 million in deferred quarter-over-quarter. Just curious, I might have missed this from the beginning of the call, but does that include some revenue from or some book deferred revenue from Disney and if so, how much? Mike Herring — Omniture, Inc. — CFO, EVP So, I can tell you it doesn’t include a significant piece from Disney. And it’s about $2.7 million quarter-over-quarter was the increase in deferred revenue I think. Derrick Wood — Pacific Growth Equities — Analyst Okay. And then, Josh, I think you mentioned that you are — you are happy where your bookings growth is. Can you guys just —can I calculate bookings, basically the subscription revenue plus the change in deferred revenue? Is that the right way to look at it? Josh James — Omniture, Inc. — CEO Thanks for asking that question actually. One of the things, we don’t break out and because we don’t have all of our customers paying us annually in advance. That calculation doesn’t work because there is not complete consistency in the way that our customers break — in the trends that exist. Some other quarters, we will get more annual bookings, some other quarters we won’t. And so, what we are really pointed to is the guidance that we have given you. And I am glad that you asked this question, because one of the things that I failed to mention earlier when I was talking about the number of customers is that — the best piece of data that we give you is the revenue going forward and the fact that we were — we raised our guidance for the year and reiterated the fact that we can do north of 50% revenue growth I think is the best indication of how well Q3 went for us from a sales standpoint. Derrick Wood — Pacific Growth Equities — Analyst Okay, one quick question. It seems like the market is evolving everyday. I mean you guys have a couple of pending acquisitions, intervals and just bought of the most or is about to, that’s a close competitor to Offermatica. Just a quick — on your thoughts on a couple of the bigger digital media companies out there. Yahoo recently bought BlueLithium and AOL bought TACODA. Would you consider those competitors or are they clearly not doing what you are doing? Josh James — Omniture, Inc. — CEO Anyone that has technology, but also was trying to get advertising dollars from our customers is not a competitor today. Down the road, they may try to become one. But there is — there is always going to be the independence card that we are going to be able to play. So, although they are competitors from a standpoint that they are out there trying to get our customers, from — I think from a defensible position over time, I think we are in a good position to continue to build our business aggressively. And the nice thing about all this activity is the more activity that exists, the more that some of these technologies become more mature and become — two alternatives for our customers to advertise on and spend dollars with. www.streetevents.com Contact Us 29 © 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT Oct. 30. 2007 / 5:00PM, OMTR — Q3 2007 OMNITURE INC Earnings Conference Call The more they are going to want to use our product to understand, number one, how effective your dollars are that they are spending, and number two, how they can more effectively convert customers so that they can go back out into the market and be able to spend more dollars on the premium positions, and be able to own the number one slot inside Google or inside Yahoo because they have — they can get a — they can get a — because they convert the customers better, they can afford to pay more dollars and get the same return for that particular ad placement. And that’s something that our product enables them to do. And the more that we allow our customers to do things with things like Touch Clarity and Offermatica, and allow them to provide customized experiences for their customers, the more that will allow them to get a premium return, which is why we command — we are able to command that premium out there in the marketplace. Derrick Wood — Pacific Growth Equities — Analyst Great, thanks. Josh James — Omniture, Inc. — CEO All right, thanks very much. That’s all we have time for questions today. We appreciate your time today and look forward to talking to all of you in the next coming months. Thank you. Operator Thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect. Good day. DISCLAIMER Thomson Financial reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized. THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON FINANCIAL OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. ©2007, Thomson Financial. All Rights Reserved. 1667775-2007-10-31T13:06:26.443 www.streetevents.com Contact Us 30 © 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

Additional Information and Where You Can Find It
Omniture intends to file with the SEC a Registration Statement on Form S-4, which will include a joint proxy statement/prospectus of Omniture and Visual Sciences and other relevant materials in connection with the proposed transaction. The joint proxy statement/prospectus will be mailed to the stockholders of Omniture and Visual Sciences. Investors and security holders of Omniture and Visual Sciences are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Omniture, Visual Sciences and the proposed transaction. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Omniture or Visual Sciences with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Omniture by contacting Omniture’s Investor Relations at ir@omniture.com or via telephone at (801) 722-7037. Investors and security holders may obtain free copies of the documents filed with the SEC by Visual Sciences at vscn@marketstreetpartners.com or via telephone at (858) 546-0040. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.
Omniture and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Omniture and Visual Sciences in favor of the proposed transaction. Information about the directors and executive officers of Omniture and their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus.
Visual Sciences and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Visual Sciences and Omniture in favor of the proposed transaction. Information about the directors and executive officers of Visual Sciences and their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus.
Cautionary Statement Regarding Forward-Looking Statements
This document contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements about expectations with respect to future financial results and completing the proposed Omniture/Visual Sciences transaction, as well as the benefits of the transaction, including, but not limited to, benefits to Omniture, its customers and strategic partners; expectations regarding integration plans, revenue and operating profit targets, business strategy, customer demand, market observations, future product plans, and market opportunities; and that the transaction is expected to be accretive to earnings immediately after closing. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies does not receive required stockholder approvals or fails to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which Omniture expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of either the Omniture or Visual Sciences stockholders to approve the proposed merger, and other economic, business, competitive, and/or regulatory factors affecting Omniture’s business generally, including those set forth in Omniture’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and its Current Reports on Form 8-K and other SEC filings. Omniture is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.